First Resources Corp.

3065 Beyer Blvd. B103-1

San Diego, CA 92154

Tel.: (858) 461-3544

January 24, 2011

VIA EDGAR TRANSMISSION

Lisa Kohl

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Request for Withdrawal of Amendment No. 1 to Registration Statement on Form S-1/A, File No.: 333-148719,

Filed December 22, 2010

Dear Ms. Kohl:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), First Resources Corp., a Nevada corporation, (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Amendment No. 1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-148719), together with all exhibits (the “Registration Statement”), effective as of the date hereof.  The Registration Statement was initially filed with the Commission on September 21, 2010.

The S-1/A is being withdrawn because it was filed via EDGAR under an inaccurate file number, 333-148719, rather than the applicable file number, 333-169499.  We expect to re-file Amendment No. 1 to the Registration Statement under the correct applicable file number as soon as possible. The Registrant confirms that the Commission did not declare the Registration Statement effective, and no securities have been distributed, issued or sold pursuant to the Registration Statement.

If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact Alexandra Falowski of Carrillo, Huettel, & Zouvas, LLP at (619) 546-6159.

Respectfully Submitted,

First Resources Corp.

/s/ Gloria Ramirez-Martinez

Gloria Ramirez-Martinez, President and CEO